2nd Quarter 2011 Financial Results Presentation

August 8, 2011

Stifel Financial

Forward-Looking Statements

This presentation may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (collectively, “SF” or the “Company”). These statements can be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company’s annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Non-GAAP Financial Measures

The company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the company's financial results for the three and six months ended June 30, 2011 and 2010 and the three months ended March 31, 2011. Specifically, the company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the company's core operating results and business outlook. The company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors' overall understanding of the company's current financial performance. These non-GAAP amounts exclude legal-related expenses associated with the SEC investigation and civil lawsuit in connection with the ongoing matter with five Southeastern Wisconsin school districts and certain compensation and non-compensation operating expenses associated with the merger of TWPG.

A limitation of utilizing these non-GAAP measures of net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expenses ratios, pre-tax margin and diluted earnings per share is that the GAAP accounting effects of these merger-related charges do in fact reflect the underlying financial results of the company's business and these effects should not be ignored in evaluating and analyzing its financial results. Therefore, the company believes that GAAP measures of net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share and the same respective non-GAAP measures of the company's financial performance should be considered together.

Chairman's Comments

"Second quarter results improved over the year-ago period, but were impacted by a challenging market environment dominated by macroeconomic factors, and significant non-core expenses primarily related to additional legal reserves in connection with previously disclosed matters. Despite these factors, our investment banking group generated their second best revenue quarter, which was offset by pressure in our brokerage and private client businesses due to a lack of investor conviction coupled with lower industry-wide volumes. We continue to position the firm for long-term growth and our recent announcement of the pending acquisition of Stone & Youngberg delivers on this strategy by adding public finance expertise and coverage in new markets. We are excited about combining our highly complementary businesses and delivering enhanced services to both our institutional and wealth management clients"

Market Update



Indices Since 1/1/07 to 8/5/11


30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
2007
2008
2009
2010
2011
Nasdaq
Dow
S&P 500
Russell 2000

	2007	2008	2009	2010	Q1	Q2	YTD
Nasdaq	9.8%	-40.5%	43.9%	16.9%	4.8%	-0.3%	-4.5%
Dow	6.4%	-33.8%	18.8%	11.0%	6.4%	0.8%	-1.1%
S&P 500	3.5%	-38.5%	23.5%	12.8%	5.4%	-0.4%	-4.6%
Russell 2000	-2.7%	-34.8%	25.2%	25.3%	7.6%	-1.9%	-8.8%

2007 - Current
4.8%
-8.2%
-15.4%
-9.3%

STIFEL FINANCIAL

Interest Rate Environment



6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2005
2006
2007
2008
2009
2010
2011
10 Year Trsy
Fed Funds

	2007	**2008**	**2009**	**2010**	**Q1**	**Q2**	**Current***
2 Year	3.05%	0.76%	1.14%	0.61%	0.80%	0.45%	0.28%
5 Year	3.45%	1.55%	2.69%	2.02%	2.24%	1.76%	1.23%
10 Year	4.04%	2.25%	3.85%	3.36%	3.47%	3.18%	2.58%
Fed Funds	4.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%

STIFEL FINANCIAL

*As of 8/5/2011



Financial Results

Stifel Financial Corp. Results
Three months ended June 30, 2011

($ in thousands, except per share amounts)	Three Months Ended June 30, 2011: GAAP	Non-core [1]	Non-GAAP	Three Months Ended: 6/30/10 (Non-GAAP)	% Change[2]	3/31/11 (Non-GAAP)	% Change[2]
Net revenues	**$ 358,857**	$ 106	**$ 358,963**	$ 328,009	***9.4%***	$ 366,619	***(2.1%)***
Compensation and benefits	**229,939**	(1,966)	**227,973**	213,788	***6.6%***	231,410	***(1.5%)***
Non-comp operating expenses	**125,043**	(43,109)	**81,934**	73,251	***11.9%***	82,058	***(0.2%)***
Total non-interest expenses	**354,982**	(45,075)	**309,907**	287,039	***8.0%***	313,468	***(1.1%)***
Income before income taxes	**3,875**	45,181	**49,056**	40,970	***19.7%***	53,151	***(7.7%)***
Provision for income taxes	**459**	17,281	**17,740**	16,910	***4.9%***	20,225	***(12.3%)***
Net income	**$ 3,416**	$ 27,900	**$ 31,316**	$ 24,060	***30.2%***	$ 32,926	***(4.9%)***
Earnings per share: [3]							
Basic	**$ 0.06**		**$ 0.59**	$ 0.52	***13.5%***	$ 0.63	***(6.3%)***
Diluted	**$ 0.05**		**$ 0.50**	$ 0.46	***8.7%***	$ 0.52	***(3.8%)***
Ratios to net revenues:							
Compensation and benefits	**64.1%**		**63.5%**	65.2%		63.1%	
Non-comp operating expenses	**34.8%**		**22.8%**	22.3%		22.4%	
Income before income taxes	**1.1%**		**13.7%**	12.5%		14.5%	

[1] Non-core items consist primarily of legal-related expenses associated the SEC investigation and civil lawsuit in connection with the ongoing OPEB matter and operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[2] Non-GAAP results for the quarter ended June 30, 2011 compard to non-GAAP results for the year-ago period and to non-GAAP results for the quarter ended March 31, 2011.

[3] Per share information for the three months ended June 30, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.

STIFEL FINANCIAL

Core Net Revenues by Quarter
($ Millions)



$450
$375
$300
$225
$150
$220
$262
$290
$319
$312
$328
$341
$403
$367
$359
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11

STIFEL FINANCIAL

Core Net Income by Quarter

($ Millions)



$50
$40
$30
$20
$10
$13
$16
$22
$25
$24
$24
$30
$47
$33
$31
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11

STIFEL FINANCIAL

Core Pre-Tax Margins


20%
15%
10%
5%
10%
10%
11%
13%
13%
13%
15%
19%
15%
14%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11

STIFEL FINANCIAL

Core Diluted EPS by Quarter



$0.80
$0.60
$0.40
$0.20
$0.00
$0.29
$0.34
$0.45
$0.47
$0.45
$0.46
$0.48
$0.74
$0.52
$0.50
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11

STIFEL FINANCIAL

Q2 2011 Core Results vs. Mean Estimates

	2Q11 Core	2Q11 Mean	% Δ	$ Δ
Revenues				
Commissions	$ 138.3	$ 140.6	(1.6%)	$ (2.3)
Principal transactions	79.7	98.3	(18.8%)	(18.5)
Commissions + Principal transactions	218.1	238.9	(8.7%)	(20.8)
Investment banking	64.4	51.8	24.3%	12.6
Asset management and service fees	57.0	61.8	(7.8%)	(4.8)
Net Interest	15.0	13.5	10.8%	1.5
Other income	4.6	5.6	(19.1%)	(1.1)
Net revenues	**359.0**	**371.7**	**(3.4%)**	**(12.7)**
Non-interest expenses				
Compensation and benefits	**228.0**	**232.8**	**(2.1%)**	(4.8)
Non-compensation operating expenses	81.9	83.0	(1.3%)	(1.1)
Total non-interest expenses	**309.9**	**315.8**	**(1.9%)**	**(5.9)**
Income before income taxes	**49.1**	**55.9**	**(12.2%)**	**(6.8)**
Provision for income taxes	17.7	21.7	(18.2%)	(4.0)
Core Net Income	**$ 31.3**	**$ 34.2**	**(8.5%)**	**$ (2.9)**
Diluted Non-GAAP EPS	**0.50**	**0.54**	**(8.5%)**	**(0.04)**
Diluted shares outstanding	63.2	63.2	0.0%	0.0

STIFEL FINANCIAL

Note: non-core items consist primarily of legal -related expenses associated the SEC investigation and civil lawsuit in connection with the ongoing OPEB matter and operating expenses related to legacy TWPG (primarily market data service fees , professional fees and litigation costs).

Book Value Per Share



$30
$20
$10
$0
$3.94
$4.82
$6.01
$6.81
$8.23
$12.24
$15.12
$19.24
$24.51
$24.50
2002
2003
2004
2005
2006
2007
2008
2009
2010
Q2 2011

STIFEL FINANCIAL

Stifel Financial Corp. Results
Six months ended June 30, 2011

($ in thousands, except per share amounts)	Six Months Ended June 30, 2011 GAAP	Non-core [1]	Non-GAAP	Six Months Ended 6/30/10 (Non-GAAP)	% Change [2]
Net revenues	**$ 725,470**	$ 112	**$ 725,582**	$ 640,039	***13.4%***
Compensation and benefits	**461,105**	(1,722)	**459,383**	420,030	***9.4%***
Non-comp operating expenses	**209,806**	(45,814)	**163,992**	139,472	***17.6%***
Total non-interest expenses	**670,911**	(47,536)	**623,375**	559,502	***11.4%***
Income before income taxes	**54,559**	47,648	**102,207**	80,537	***26.9%***
Provision for income taxes	**19,745**	18,220	**37,965**	32,702	***16.1%***
Net income	**$ 34,814**	$ 29,428	**$ 64,242**	$ 47,835	***34.3%***
***Earnings per share*:** [3]					
Basic	**$ 0.66**		**$ 1.22**	$ 1.04	***17.3%***
Diluted	**$ 0.55**		**$ 1.02**	$ 0.91	***12.1%***
***Ratios to net revenues*:**					
Compensation and benefits	**63.6%**		**63.3%**	65.6%	
Non-comp operating expenses	**28.9%**		**22.6%**	21.8%	
Income before income taxes	**7.5%**		**14.1%**	12.6%	

[1] Non-core items consist primarily of legal-related expenses associated with the SEC investigation and civil lawsuit in connection with the onging OBEP matter and operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[2] Non-GAAP results for the six months ended June 30, 2011 compared to non-GAAP results for the year-ago period.

[3] Per share information for the six months ended June 30, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.

Source of Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/11	6/30/10	**% Change**	3/31/11	**% Change**	**6/30/11**	6/30/10	**% Change**
Commissions	**$ 138,315**	$ 103,634	**33.5%**	$ 155,786	**(11.2%)**	**$ 294,101**	$ 208,669	**40.9%**
Principal transactions	**79,741**	122,923	**(35.1%)**	92,859	**(14.1%)**	**172,600**	240,343	**(28.2%)**
Asset mgt and service fees	**56,981**	44,138	**29.1%**	57,680	**(1.2%)**	**114,661**	85,241	**34.5%**
Investment banking	**64,418**	41,252	**56.2%**	41,418	**55.5%**	**105,836**	75,473	**40.2%**
Other	**4,556**	3,757	**21.3%**	6,256	**(27.2%)**	**10,812**	5,702	**89.6%**
Total operating revenues	**344,011**	315,704	**9.0%**	353,999	**(2.8%)**	**698,010**	615,428	**13.4%**
Interest revenue	**21,229**	14,654	**44.9%**	18,856	**12.6%**	**40,085**	29,301	**36.8%**
Total revenues	**365,240**	330,358	**10.6%**	372,855	**(2.0%)**	**738,095**	644,729	**14.5%**
Interest expense	**6,383**	2,349	**171.7%**	6,242	**2.3%**	**12,625**	4,690	**169.2%**
Net revenues	**$ 358,857**	$ 328,009	**9.4%**	$ 366,613	**(2.1%)**	**$ 725,470**	$ 640,039	**13.3%**

Brokerage Revenues

($ in thousands)	Quarter Ended 6/30/11	6/30/10	% Change	3/31/11	% Change	Six Months Ended 6/30/11	6/30/10	% Change
Taxable debt	**$ 43,020**	$ 60,108	**(28.4%)**	$ 51,419	**(16.3%)**	**$ 94,439**	$ 124,798	**(24.3%)**
Municipal debt	**18,850**	20,032	**(5.9%)**	19,538	**(3.5%)**	**38,388**	36,874	**4.1%**
Equities	**8,896**	29,630	**(70.0%)**	11,623	**(23.5%)**	**20,519**	51,915	**(60.5%)**
Other	**8,975**	13,153	**(31.8%)**	10,279	**(12.7%)**	**19,254**	26,756	**(28.0%)**
	$ 79,741	$ 122,923	**(35.1%)**	$ 92,859	**(14.1%)**	**$ 172,600**	$ 240,343	**(28.2%)**
Commissions	138,315	103,634	**33.5%**	155,786	**(11.2%)**	294,101	208,669	**40.9%**
	$ 218,056	$ 226,557	**(3.8%)**	$ 248,645	**(12.3%)**	$ 466,701	$ 449,012	**3.9%**

Stifel Financial

Investment Banking Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/11	6/30/10	**% Change**	3/31/11	**% Change**	**6/30/11**	6/30/10	**% Change**
Capital raising	**$ 39,689**	$ 30,713	**29.2%**	$ 32,358	**22.7%**	**$ 72,047**	$ 56,020	**28.6%**
Advisory	**24,729**	10,539	**134.6%**	9,060	**172.9%**	**33,789**	19,453	**73.7%**
	$ 64,418	$ 41,252	**56.2%**	$ 41,418	**55.5%**	**$ 105,836**	$ 75,473	**40.2%**

STIFEL FINANCIAL

Core Compensation & Benefits

(% of Net Revenue)



70.0%
65.0%
60.0%
55.0%
50.0%
66.1%
63.1%
65.2%
63.5%
65.6%
63.3%
1st Qtr
2nd Qtr
6 Months
2010
2011

STIFEL FINANCIAL

Core Non Comp Operating Expenses
($ Millions)


$200
$150
$100
$50
$0
$66
$82
$73
$82
$139
$164
1st Qtr
2nd Qtr
6 Months
2010
2011

Stifel Financial

Segment Comparison

($ in thousands)	Quarter Ended 6/30/11	6/30/10	% Change	3/31/11	% Change	Six Months Ended 6/30/11	6/30/10	% Change
Net revenues:								
Global Wealth Management	**$ 225,645**	$ 199,940	**12.9%**	$ 238,446	**(5.4%)**	**$ 464,091**	$ 399,361	**16.2%**
Institutional Group	**132,915**	124,602	**6.7%**	126,994	**4.7%**	**259,909**	237,894	**9.3%**
Other	**403**	3,467	**(88.4%)**	1,179	**(65.8%)**	**1,582**	2,784	**(43.2%)**
	$ 358,963	$ 328,009	**9.4%**	$ 366,619	**(2.1%)**	**$ 725,582**	$ 640,039	**13.4%**
Operating contribution:								
Global Wealth Management	**$ 55,426**	$ 40,441	**37.1%**	$ 61,472	**(9.8%)**	**$ 116,898**	$ 79,599	**46.9%**
Institutional Group	**21,951**	30,769	**(28.7%)**	21,393	**2.6%**	**43,344**	58,225	**(25.6%)**
Other	**(28,322)**	(30,240)	**(6.3%)**	(29,714)	**(4.7%)**	**(58,036)**	(57,287)	**1.3%**
	$ 49,055	$ 40,970	**19.7%**	$ 53,151	**(7.7%)**	**$ 102,206**	$ 80,537	**26.9%**

Note: Non-GAAP results for the three and six months ended June 30, 2011 compard to non-GAAP results for the year-ago periods and to non-GAAP results for the quarter ended March 31, 2011.

STIFEL FINANCIAL

Global Wealth Management

($ in thousands)	Quarter Ended 6/30/11	Quarter Ended 6/30/10	% Change	3/31/11	% Change	Six Months Ended 6/30/11	Six Months Ended 6/30/10	% Change
Commissions	$ 93,593	$ 79,521	17.7%	$ 101,762	(8.0%)	$ 195,355	$ 159,108	22.8%
Principal transactions	51,263	58,675	(12.6%)	56,163	(8.7%)	107,426	118,546	(9.4%)
Asset management & service fees	56,817	43,777	29.8%	57,530	(1.2%)	114,347	84,671	35.0%
Net interest	13,401	11,506	16.5%	11,169	20.0%	24,570	22,540	9.0%
Investment banking	6,411	5,494	16.7%	6,312	1.6%	12,723	10,796	17.8%
Other income	4,160	967	330.2%	5,510	(24.5%)	9,670	3,700	161.4%
Net revenues	225,645	199,940	12.9%	238,446	(5.4%)	464,091	399,361	16.2%
Compensation and benefits	132,952	123,609	7.6%	142,586	(6.8%)	275,538	248,347	10.9%
Non-comp operating expenses	37,267	35,890	3.8%	34,388	8.4%	71,655	71,415	0.3%
Total non-interest expenses	170,219	159,499	6.7%	176,974	(3.8%)	347,193	319,762	8.6%
Income before income taxes	$ 55,426	$ 40,441	37.1%	$ 61,472	(9.8%)	$ 116,898	$ 79,599	46.9%
***Ratios to net revenues*:**								
Compensation and benefits	58.9%	61.8%		59.8%		59.4%	62.2%	
Non-comp operating expenses	16.5%	18.0%		14.4%		15.4%	17.9%	
Income before income taxes	24.6%	20.2%		25.8%		25.2%	19.9%	

Stifel Bank & Trust

(an operating unit of GWM)

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/11	6/30/10	**% Change**	3/31/11	**% Change**	**6/30/11**	6/30/10	**% Change**
Net revenues:								
Interest	**13,419**	8,171	**64.2%**	11,203	**19.8%**	**24,622**	16,258	**51.4%**
Other income	**2,943**	1,062	**177.1%**	1,932	**52.3%**	**4,875**	3,175	**53.5%**
Total revenues	**16,362**	9,233	**77.2%**	13,135	**24.6%**	**29,497**	19,433	**51.8%**
Interest expense	**4,239**	287	**1377.0%**	4,237	**0.0%**	**8,476**	734	**1054.8%**
Total net revenues	**12,123**	8,946	**35.5%**	8,898	**36.2%**	**21,021**	18,699	**12.4%**
Compensation and benefits	**1,627**	1,036	**57.0%**	1,705	**(4.6%)**	**3,332**	2,065	**61.4%**
Non-comp operating expenses	**2,537**	3,601	**(29.5%)**	2,070	**22.6%**	**4,607**	8,080	**(43.0%)**
Total non-interest expenses	**4,164**	4,637	**(10.2%)**	3,775	**10.3%**	**7,939**	10,145	**(21.7%)**
Income before income taxes	**$ 7,959**	$ 4,309	**84.7%**	$ 5,123	**55.4%**	**$ 13,082**	$ 8,554	**52.9%**
Ratios to net revenues:								
Compensation and benefits	**13.4%**	11.6%		19.2%		**15.9%**	11.0%	
Non-comp operating expenses	**20.9%**	40.3%		23.3%		**21.9%**	43.2%	
Efficiency ratio [1]	**28.4%**	50.1%		40.3%		**33.5%**	52.8%	
Income before income taxes	**65.7%**	48.1%		57.6%		**62.2%**	45.8%	

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.

STIFEL FINANCIAL

Stifel Bank & Trust

(an operating unit of GWM)

Low Risk Asset Growth

- Assets of $1.8 billion as of June 30 2011 remained consistent with December 31, 2010.
- Investment portfolio of $1.1 billion, an increase of 6.1% from $1.0 billion as of December 31, 2010.
- Loan portfolio of $542.4 million, an increase of 11.8% from $485.2 million as of December 31, 2010.
- Deposits of $1.6 billion as of June 30, 2011, an increase of 1.1% from December 31, 2010.

Strategy & Opportunity

- Maintain solid asset quality:
  - Non-performing loans to gross loans of 0.13%
  - Non-performing assets to total assets of 0.10%
  - $0.2 million LTM net recoveries
- Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services
- Maintain high levels of liquidity to capitalize on opportunities

Interest Earning Assets

	As of			*Percent of total*		
($ in thousands)	6/30/11	12/31/10	6/30/10	*6/30/11*	*12/31/10*	*6/30/10*
Agency investments	$ 572,650	$ 722,193	$ 590,611	*35.4%*	*48.2%*	*50.2%*
Non-agency investments	501,464	290,521	149,510	*31.0%*	*19.4%*	*12.7%*
Consumer	291,944	266,244	235,785	*18.0%*	*17.8%*	*20.0%*
Mortgage	137,078	166,860	146,825	*8.5%*	*11.1%*	*12.5%*
Commercial	116,251	53,836	54,353	*7.1%*	*3.5%*	*4.6%*
	$ 1,619,387	$ 1,499,654	$ 1,177,084	*100%*	*100%*	*100%*

STIFEL FINANCIAL

Institutional Group

($ in thousands)	Quarter Ended 6/30/11	6/30/10	% Change	3/31/11	% Change	Six Months Ended 6/30/11	6/30/10	% Change
Commissions	**$ 44,721**	$ 24,113	**85.5%**	$ 54,025	**(17.2%)**	**$ 98,746**	$ 49,561	**99.2%**
Principal transactions	**28,477**	64,249	**(55.7%)**	36,696	**(22.4%)**	**65,173**	121,798	**(46.5%)**
Investment banking	**58,007**	35,759	**62.2%**	35,106	**65.2%**	**93,113**	64,677	**44.0%**
Other income [1]	**1,710**	481	**255.5%**	1,167	**46.5%**	**2,877**	1,858	**54.8%**
Net revenues	**132,915**	124,602	**6.7%**	126,994	**4.7%**	**259,909**	237,894	**9.3%**
Compensation and benefits	**82,006**	72,578	**13.0%**	77,187	**6.2%**	**159,193**	138,882	**14.6%**
Non-comp operating expenses	**28,958**	21,255	**36.2%**	28,414	**1.9%**	**57,372**	40,787	**40.7%**
Total non-interest expenses	**110,964**	93,833	**18.3%**	105,601	**5.1%**	**216,565**	179,669	**20.5%**
Income before income taxes	**$ 21,951**	$ 30,769	**(28.7%)**	$ 21,393	**2.6%**	**$ 43,344**	$ 58,225	**(25.6%)**
Ratios to net revenues **:**								
Compensation and benefits	**61.7%**	58.2%		60.8%		**61.2%**	58.4%	
Non-comp operating expenses	**21.8%**	17.1%		22.4%		**22.1%**	17.1%	
Income before income taxes	**16.5%**	24.7%		16.8%		**16.7%**	24.5%	

[1] Includes net interest and other income.

STIFEL FINANCIAL

Institutional Group Revenues

($ in thousands)	Quarter Ended 6/30/11	6/30/10	% Change	3/31/11	% Change	Six Months Ended 6/30/11	6/30/10	% Change
Sales and trading:								
Equity	**$ 41,695**	$ 44,100	**(5.5%)**	$ 52,398	**(20.4%)**	**$ 94,093**	$ 82,751	**13.7%**
Fixed income	**31,503**	44,262	**(28.8%)**	38,323	**(17.8%)**	**69,826**	88,608	**(21.2%)**
	73,198	88,362	**(17.2%)**	90,721	**(19.3%)**	**163,919**	171,359	**(4.3%)**
Investment Banking:								
Capital raising								
Equity	**27,999**	20,809	**34.6%**	23,005	**21.7%**	**51,004**	34,897	**46.2%**
Fixed income	**5,173**	4,411	**17.3%**	3,041	**70.1%**	**8,214**	10,327	**(20.5%)**
	33,172	25,220	**31.5%**	26,046	**27.4%**	**59,218**	45,224	**30.9%**
Advisory fees								
Equity	**22,924**	9,215	**148.8%**	8,387	**173.3%**	**31,311**	17,700	**76.9%**
Fixed income	**1,911**	1,324	**44.3%**	673	**184.0%**	**2,584**	1,753	**47.4%**
	24,835	10,539	**135.6%**	9,060	**174.1%**	**33,895**	19,453	**74.2%**
Investment banking	**58,007**	35,759	**62.2%**	35,106	**65.2%**	**93,113**	64,677	**44.0%**
Other revenue	**1,710**	481	**255.5%**	1,167	**46.5%**	**2,877**	1,858	**54.8%**
Total net revenue	**$ 132,915**	$ 124,602	**6.7%**	$ 126,994	**4.7%**	**$ 259,909**	$ 237,894	**9.3%**
Ratios to net revenues:								
Sales and trading	**55.1%**	70.9%		71.4%		**63.1%**	72.0%	
Investment banking	**43.6%**	28.7%		27.6%		**35.8%**	27.2%	
Other	**1.3%**	0.4%		1.0%		**1.1%**	0.8%	
	100.0%	100.0%		100.0%		**100.0%**	100.0%	

STIFEL FINANCIAL

Financial Condition



Statement of Financial Condition
As of June 30, 2011

Total Assets ($ in Billions)


$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$0.8
$1.1
$1.5
$1.6
$3.2
$4.2
$4.5
2005
2006
2007
2008
2009
2010
Q2 2011

Total Capitalization ($ in Billions)


$0
$0.3
$0.1
$0.2
$0.3
$0.1
$0.2
$0.5
$0.1
$0.4
$0.7
$0.1
$0.6
$1.0
$0.1
$0.9
$1.4
$0.1
$1.3
$1.4
$0.1
$1.3
2005
2006
2007
2008
2009
2010
Q2 2011
Trust Preferred Securities
Stockholders Equity

Leverage Ratio


4.0x
3.0x
2.0x
1.0x
0.0x
3.7x
3.7x
2.9x
4.4x
2.7x
2.3x
6.5x
1.9x
3.3x
11.1x
2.4x
3.1x
13.0x
2.0x
3.3x
10.8x
2.2x
2005
2006
2007
2008
2009
2010
Q2 2011
SN & SF
SB&T

Book Value Per Share


$30
$25
$20
$15
$10
$5
$0
Per share information adjusted for April 2011 three-for-two stock split
$6.81
$8.23
$12.24
$15.12
$19.24
$24.42
$24.50
2005
2006
2007
2008
2009
2010
Q2 2011

Level 3 Assets

($ in thousands)	Carrying Value 6/30/11	12/31/10
Auction Rate Securities (ARS) [1]	**$ 118,411**	$ 94,795
Stifel Bank & Trust Investments	**-**	-
Trading Securities	**18,342** [2]	40,243
Other Investments [3]	**38,958**	38,502
Level 3 assets (excluding ARS)	**57,300**	78,745
Total Level 3 assets	**$ 175,711**	$ 173,540
Percentage of Equity	*13.4%*	*13.8%*
Percentage of Equity (excluding ARS)	*4.4%*	*6.3%*

(1) Includes $44.7 million and $11.4 million, respectively, of ARS held at Stifel Bank & Trust.

(2) Approximately $4.0 million were sold during July 2011.

(3) Includes $33.2 million and $31.3 million, respectively, of investments held by TWPG subsidiaries.

Other Financial Data

	As of			As of	
	6/30/11	6/30/10	**% Change**	3/31/11	**% Change**
Total assets (000s):					
Stifel Nicolaus & Stifel Financial	**$ 2,705,749**	$ 1,977,879	**36.8%**	$ 2,749,674	**(1.6%)**
Stifel Bank	**1,807,859**	1,392,828	**29.8%**	1,787,531	**1.1%**
Total assets	**$ 4,513,608**	$ 3,370,707	**33.9%**	$ 4,537,205	**(0.5%)**
Total shareholders' equity (000s):					
Stifel Nicolaus & Stifel Financial	**$ 1,128,985**	$ 791,310	**42.7%**	$ 1,125,486	**0.3%**
Stifel Bank	**167,494**	135,777	**23.4%**	161,521	**3.7%**
Total shareholders' equity	**$ 1,296,479**	$ 927,087	**39.8%**	$ 1,287,007	**0.7%**
Leverage ratio:					
Stifel Nicolaus & Stifel Financial	**2.2**	**2.3**	**(1.3%)**	2.3	**(1.9%)**
Stifel Bank	**10.8**	**10.3**	**5.2%**	11.1	**(2.5%)**
Total leverage ratio	**3.3**	**3.3**	**(2.0%)**	3.3	**(1.2%)**
Book value per share [1]	**$ 24.50**	$ 20.01	**22.4%**	$ 24.32	**0.7%**
Financial advisors [2]	**1,958**	1,916	**2.2%**	1,947	**0.6%**
Full-time associates	**4,938**	4,587	**7.7%**	4,916	**0.4%**
Locations	**314**	301	**4.3%**	311	**1.0%**
Total client assets (000s)	**$ 116,174,000**	$ 92,423,000	**25.7%**	$ 115,284,000	**0.8%**

(1) Book value per share as of June 30, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.

(2) Includes all retail Financial Advisors.

STIFEL FINANCIAL

Stone & Youngberg LLC Acquisition



Stifel Financial Acquires Stone & Youngberg

Summary of Strategic Acquisition with a Premiere Public Finance Investment Bank

Transaction	■ Stifel to acquire 100% of the membership interests of Stone & Youngberg LLC
Strategic Rationale	■ Expands Stifel's public finance, institutional sales and trading, bond underwriting, particularly in Arizona and California, and adds more than 30 financial advisors ■ Builds a national public finance practice without overlap; establishes muni research ■ Increases private client access to muni products and market making activities ■ Creates scale with operational efficiencies and broadens distribution access
Management	■ Ken Williams, President and CEO of Stone & Youngberg, will run the municipal finance business of the combined group
Financial Assumptions	■ Estimated annual revenues to be in the range of $75-$100 million ■ Targeting a 20%-25% pre-tax operating margin ■ Expense savings include rent, clearing and compensation
Consideration	■ Upfront cash, stock and retention payments payable at closing, with the stock portion resulting in the issuance of between $34 and $40 based upon average weighted average share price at close ■ Installment consideration payable ratably in years 2013, 2014 and 2015 ■ Potential earn-out based on operating revenues over the next five years. The earn-out is capped
Closing Conditions	■ Target close date is October 1, 2011 ■ Subject to customary regulatory approvals

Complimentary Public Finance Operations
Locations and Senior Mandated Negotiated State Volume Comparison 2010

- **16 Public Finance Locations**
  - Stifel
    - Brookfield, WI
    - Cleveland, OH
    - Columbus, OH
    - Denver, CO
    - Edwardsville, IL
    - New York, NY
    - Okemos, MI
    - San Antonio, TX
    - St. Louis, MO
    - Wichita, KS
  - Stone & Youngberg
    - Annapolis, MD
    - Los Angeles, CA
    - New York, NY
    - Phoenix, AZ
    - Richmond, VA
    - San Diego, CA
    - San Francisco, CA
- **95 Bankers and Analysts**

STIFEL NICOLAUS



$1 million - $100 million
+$100 million - $1 billion
+$1 billion

STONE & YOUNGBERG



$1 million - $100 million
+$100 million - $1 billion
+$1 billion

STIFEL FINANCIAL

Municipal Rankings
Public Finance Combined Rankings

- First Half of 2011 Negotiated Rankings*

	Stifel Nicolaus and Stone & Youngberg		
	Rank	Number	Par Amount
National	10	202	$ 2,690,800,000
Development	2	22	$ 371,500,000
K-12 Education	3	115	$ 1,449,400,000
Utilities	17	8	$ 151,800,000
Higher Education	22	1	$ 61,400,000
Housing	23	1	$ 5,700,000

- 2010 Negotiated Rankings*

	Stifel Nicolaus and Stone & Youngberg		
	Rank	Number	Par Amount
National	11	527	$ 8,628,700,000
Development	4	32	$ 667,100,000
K-12 Education	2	272	$ 3,476,000,000
Utilities	17	48	$ 875,300,000
Higher Education	17	10	$ 269,500,000
Housing	18	6	$ 80,800,000

STIFEL FINANCIAL

*Source: Thomson Reuters SDC - Negotiated Senior Managed. Full credit to Book and equal credit if Joint.